Exhibit 4.11
[LOGO] BANK OF SCOTLAND

The Directors
Sportech plc (formerly known as Rodime plc)
249 West George Street
Glasgow
G2 4RB
(Registered Number 69140)
(the “Parent”)

and the Borrowers (as hereinafter defined)

24th September 2002

Dear Sirs

Working Capital Facilities

We refer to the facility letter dated 10th August 2000 between BoS and the Parent (as amended, varied, supplemented, novated or replaced from time to time hereinafter referred to as the “Facility Letter”) in terms of which BoS has made certain working capital facilities available to the Parent and the Borrowers.

We are writing to set out certain amendments to the terms of the Facility Letter.

1.

Definitions and Interpretation

1.1

Terms defined in the Facility Letter shall have the same meaning when used in this letter and Schedule 1 of the Facility Letter shall apply hereto.

1.2

Any references in the Facility Letter to “this letter” and similar expressions shall be deemed to be references to the Facility Letter as amended by this Supplemental Facility Letter.

2.

Conditions Precedent

2.1

The amendments to the Facility Letter set out in the amended and restated Facility Letter (in the form attached as the Schedule of this Supplemental Facility Letter) shall come into effect on the date on which BoS confirms to the Parent that the following conditions precedent have been satisfied:

(a)

BoS has received a duly signed copy of this Supplemental Facility Letter;

(b)

BoS has received in form and substance satisfactory to it, the Supplemental Facility Agreement (as defined in the Senior Facility Agreement); and

(c)

the conditions precedent more particularly described in Schedule 2 to the Supplemental Facility Agreement have been satisfied.

2.2

If the conditions referred to in Clause 2.1 have not been satisfied, waived or deemed to have been waived on or prior to the date falling one month after the date of the Supplemental Facility Agreement, the terms set out in this Supplemental Facility Letter will lapse and the amendments to the Facility Letter will be of no effect.

3.

Amendments to the Facility Letter

3.1

Subject to the terms of this Supplemental Facility Letter, the Facility Letter shall be amended and restated in the form set out as the Schedule to this Supplemental Facility Letter.

3.2

Subject to the terms of this Supplemental Facility Letter, the Facility Letter shall remain in full force and effect. This Supplemental Facility Letter and the Facility Letter shall be treated as one document so that, upon the Facility Letter being amended and restated as mentioned above, all references to the Facility Letter shall be treated as references to the Facility Letter set out as the Schedule to this Supplemental Facility Letter.

4.

Expenses

The Parent shall pay to BoS the amount of all costs and expenses (together with any VAT or similar taxes thereon) incurred by BoS in connection with this Supplemental Facility Letter and the documents contemplated hereby (including, without limitation, the fees and expenses of BoS’ legal advisers).

5.

General

Clause 15 of the Facility Letter shall be deemed to be incorporated in this Supplemental Facility Letter as if set out herein.

6.

Governing Law

This letter shall be governed by and construed according to English law and the Borrowers submit to the jurisdiction of the English Courts.

Please confirm your acceptance of the terms of this Supplemental Facility Letter and the amendments to the Facility Letter set out in the form attached hereto by signing and returning the enclosed duplicate copy of this Supplemental Facility Letter.

Yours faithfully

For and on behalf of The Governor and Company of the Bank of Scotland

We hereby accept the terms of this Supplemental Facility Letter and the amendments to the Facility Letter set out in the form attached hereto.

Agreed and accepted on behalf of	Agreed and accepted on behalf of
SPORTECH PLC by	LITTLEWOODS LEISURE
MARKETING SERVICES LIMITED by
Director	Director
Date: 24th September 2002	Date: 24th September 2002

Agreed and accepted on behalf of	Agreed and accepted on behalf of
LITTLEWOODS PROMOTIONS LIMITED by	LITTLEWOODS LOTTERIES LIMITED by
Director	Director
Date: 24th September 2002	Date: 24th September 2002

Agreed and accepted on behalf of	Agreed and accepted on behalf of
LITTLEWOODS COMPETITIONS	RODIME TECHNOLOGIES LIMITED
COMPANY LIMITED by	by
Director	Director
Date: 24th September 2002	Date: 24th September 2002

Agreed and accepted on behalf of	Agreed and accepted on behalf of
LITTLEWOODS OF LIVERPOOL	BET 247 LIMITED
LIMITED by	by

Director	Director
Date: 24th September 2002	Date: 24th September 2002

Agreed and accepted on behalf of	Agreed and accepted on behalf of
LITTLEWOODS POOLS LIMITED	LITTLEWOODS LEISURE LIMITED
by	by
Director	Director
Date: 24th September 2002	Date: 24th September 2002

Agreed and accepted on behalf of LITTLEWOODS ISLE OF MAN LIMITED by
Director
Date: 24th September 2002

SCHEDULE

FORM OF OVERDRAFT FACILITY LETTER

Bank of Scotland
Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh
EH3 9BN

The Directors

Sportech plc (formerly known as Rodime plc)
249 West George Street

Telephone:

0131 659 0806
Glasgow

Fax:

0131 659 0865
G2 4RB
(Registered Number 69140)
(the “Parent”)

and the Borrowers (as hereinafter defined)

Dear Sirs

WORKING CAPITAL

We are pleased to offer you (each a “Borrower” and together the “Borrowers”) a working capital facility (the “Working Capital”) on the terms set out in this letter. This letter and its schedules will form the agreement between the Borrowers and BoS for the Working Capital.

The definitions which shall apply to this letter are given in Schedule 1 below.

1.

Conditions Precedent

Deleted - Initial Conditions Precedent satisfied.

2.

Working Capital

2.1

The Working Capital may be drawn as:-

2.1.1

Overdraft up to £6,000,000 (the “Overdraft”);

or be utilised for:-

2.1.2

Business Visa up to £20,000 (the “Business Visa Limit”)

2.1.3

Guarantees up to £3,000,000 (the “Guarantee Limit”)

2.1.4

Forward Foreign Exchange Contracts up to £3,000,000 (the “FFEC Limit”)

2.1.5

Letters of Credit up to £3,000,000 (the “Letters of Credit Limit”)

2.1.6

Currency Borrowings up to £3,000,000 (the “Currency Borrowings Limit”)

2.1.7

Acceptance Credits up to £3,000,000 (the “Acceptance Credits Limit”)

on the terms and conditions set out below.

2.2

Limit

2.2.1

The total limit applicable to the Working Capital is £6,000,000 (the “Limit”) on a net basis.

2.2.2

The Borrowers may operate a number of current accounts on which the Working Capital may be drawn. BoS may refuse to pay any cheques, orders or withdrawals on any one or more of the Borrowers’ current accounts where payment would result in the Limit (taking into account the notional offsets referred to below) being exceeded.

2.2.3

To ascertain compliance with that part of the Limit which is only attributable to the Overdraft, BoS will notionally set off those of the Borrowers' current account credit balances over which BoS considers it has a valid right of set off against the Borrowers' current account debit balances.

2.2.4

To ascertain compliance with the Limit, the total indebtedness of the Borrowers to BoS in respect of the Working Capital shall be calculated by adding together:

(1)

the net balances on the Borrowers' current accounts calculated in accordance with Clause 2.2.3 above;

(2)

the Business Visa Limit;

(3)

the aggregate amount of BoS exposure under all guarantees issued by BoS under this letter;

(4)

10% of the face value of each Forward Foreign Exchange Contract entered into with BoS for a duration of up to 12 months under this letter and 20% (or such other figure as BoS advises under Clause 6.1 below) in relation to those entered into for more than 12 months, in each case calculated on a daily basis at the then prevailing BoS spot rate of exchange;

(5)

the aggregate amount of BoS exposure under all Letters of Credit issued by BoS under this letter;

(6)

the sterling equivalent of all currency borrowings calculated in accordance with this letter; and

(7)

the face value of each bill of exchange issued by BoS under this letter.

2.2.5

The Borrowers must at all times provide sufficient funds to ensure that the Limit is not exceeded. If the Limit is likely to be exceeded, the Parent must notify BoS and advise which cheque(s) are to be honoured in the case of competition. If the Parent fails to do so BoS may, in its discretion, refuse to pay a cheque or allow any other drawing or utilisation under this letter which would have the effect of exceeding the Limit. If BoS does pay a cheque or allows a utilisation of the Working Capital so as to exceed the Limit, that does not mean that the Limit has changed or that BoS will agree to pay any other cheque or meet any other payment instruction which would have the effect of exceeding the Limit.

2.2.6

Unless otherwise agreed with BoS, any debit balance over the Limit and, where the Working Capital has ceased to be available (whether on the Review Date or by earlier demand) the total debit balance of the Working Capital, will attract interest at the BoS unauthorised rate which will be five per cent (5%) per annum over the BoS base rate as that rate fluctuates.

2.2.7

From the date of this letter, each Borrower ceases to be entitled to use any working capital facilities of the type specified in this letter previously made available by BoS and any existing utilisation of them shall, to the extent not repaid or discharged, be taken into account when assessing compliance with the Limit.

2.3

Availability

2.3.1

BoS shall review the Working Capital annually (28 February in each year, commencing 28 February 2003 being the “Review Date”). On the Review Date, the Working Capital will cease to be available unless BoS has agreed in writing to its renewal or extension. In ascertaining whether or not the Working Capital will be renewed or extended, BoS will require the Borrowers to deliver certain financial information prior to that decision being made.

2.3.2

In accordance with normal banking practice, the Overdraft will be repayable on demand.

2.3.3

In some circumstances, BoS may demand payment before the Review Date. This may happen if BoS considers that:-

(1)

any of the terms or conditions of this letter have been materially and adversely breached; or

(2)

the financial condition of any Borrower or any guarantor of any Borrower has altered in any material and adverse way; or

(3)

the Working Capital was agreed on the basis of materially and adversely incorrect or incomplete information from the Borrowers; or

(4)

the basis upon which the Working Capital was agreed by BoS has altered in any material and adverse way.

2.3.4

If repayment of the Overdraft is demanded, any other utilisation will cease to be available and BoS will be entitled to request the Borrowers to lodge a sufficient amount as security for all other outstanding liabilities under this letter (whether actual or contingent) and the Borrowers shall immediately comply with that request. Any determination by BoS of any amount of principal, interest, commission or charges or an applicable interest rate shall, in the absence of manifest error, be conclusive and binding on the Borrowers.

3.

Overdraft

3.1

The rate of interest applicable to the Overdraft shall be the annual rate which is the sum of one point two five per cent (1.25%) plus BoS base rate as that rate fluctuates. Interest will be calculated by BoS on a day to day basis on the cleared daily debit balance of the amount drawn down and will be debited to the relevant Borrower's current accounts monthly in arrears on the Standard Application Dates. A notice of the accrued interest will be issued each month and interest applied 14 days after the date of that notice.

3.2

If the Borrowers have both debit and credit balances, interest at the annual rate of one point two five per cent (1.25%) over BoS base rate as that rate fluctuates will accrue on the cleared credit balances on any current accounts held with BoS of each Borrowers in respect of which BoS considers it has a valid right of set off (the “Credit Balances”) calculated on a daily basis and set off monthly in arrear on the Standard Application Dates against the interest due on the Working Capital, provided that interest on the Credit Balances will be calculated as follows:-

(1)

where the aggregate amount of the Credit Balances is less than or equal to the aggregate amount of the debit balances on any current account held with BoS of each Borrowers (the “Debit Balances”), interest will be calculated on the full amount of the Credit Balances; and

(2)

where the aggregate amount of the Credit Balances is greater than the aggregate amount of the Debit Balances, interest will be calculated on an amount of the Credit Balances which is equal to the aggregate amount of the Debit Balances.

4.

Business Visa

Facilities of up to £20,000 may be drawn by the use of BoS Business Visa Cards subject to the published terms and conditions and charges applicable to BoS Business Visa Cards from time to time.

5.

Guarantees

5.1

On request by a Borrower, BoS will issue guarantees or performance bonds (up to in aggregate the Guarantee Limit) on its behalf. Before BoS issues a guarantee or bond on behalf of a Borrower:

5.1.1

BoS must have approved the terms of the guarantee or bond; and

5.1.2

that Borrower shall have executed and delivered to BoS a counter indemnity in a form acceptable to BoS agreeing to indemnify BoS against any claim under the guarantee or bond and authorising BoS to debit the amount of a claim to any of the Borrowers' accounts.

5.2

A charge of one point two five per cent (1.25%) of BoS outstanding liabilities (whether actual or contingent) from time to time under the guarantees shall be payable by the Borrowers in respect of guarantees or performance bonds issued by BoS on its behalf. This charge will be payable quarterly in advance on such dates as may be intimated by BoS.

6.

Forward Foreign Exchange Contracts

6.1

A Borrower may enter into Forward Foreign Exchange Contracts (up to in aggregate the FFEC Limit) with BoS for the purchase or sale of any freely convertible currency and with a maturity period of up to twelve months. For the purpose of calculating utilisations of this component of the Working Capital, BoS will assess its risk at 10% of the face value of each contract for a duration of up to 12 months and 20% in respect of contracts for more than 12 months unless BoS advises the relevant Borrower otherwise.

6.2

The Borrowers must ensure that each of them make sufficient funds (either in Sterling or in the appropriate foreign currency) available to meet their obligations under each of the Forward Foreign Exchange Contracts as and when they fall due. In the event that the Borrowers fail to do so, the Borrowers shall be liable to BoS in respect of the difference between (1) the Sterling equivalent of the amount the Borrowers were due to pay BoS on completion of the relevant Forward Foreign Exchange Contract and (2) (if less) the Sterling equivalent of the amount which BoS would have received by completing that contract at the prevailing spot rate of exchange for the relevant currency on the date of completion of the contract.

6.3

Whenever the sterling equivalent of any currency amounts require to be calculated it shall be calculated at the BoS spot rate of exchange for such currency on the applicable day at such time as BoS may select.

6.4

Charges will be payable for the issue of Forward Foreign Exchange Contracts in accordance with the tariffs applicable to those services issued to the Borrowers from time to time.

7.

Letters of Credit

7.1

On receipt of an acceptable written application, BoS will issue Letters of Credit (up to in aggregate the Letter of Credit Limit) on behalf of a Borrower under the terms of the Uniform Customs and Practice for Documentary Credits (as revised from time to time) and otherwise on BoS standard terms and conditions (which will be set out in the BoS application for the documentary credit, a copy of which will be provided to the relevant Borrower if so requested).

7.2

Charges will be payable for the issue of Letters of Credit in accordance with the tariffs applicable to those services issued to the Borrowers from time to time.

8.

Currency Borrowings

8.1

A Borrower may borrow such part of the Working Capital (up to in aggregate the Currency Borrowings Limit) in any optional currency (which means, for the purpose of this Letter, any currency which is freely transferable and convertible into Sterling and is approved by BoS) on giving BoS two days prior written notice.

8.2

Currency borrowings shall be repayable on demand.

8.3

The Borrowers shall pay interest in regard to currency borrowings drawn down at a rate equal to the cost of funds incurred by BoS for purchasing such currencies plus one point two five per cent (1.25%) per annum, such interest payable in arrears. The relevant interest rate will be set by BoS on a weekly basis and calculated and accrued daily. Interest will be debited to the relevant Borrower’s currency current account with BoS half yearly in February and August in each year or on such other dates in each year as BoS shall notify to the Borrowers.

8.4

All sums payable under this letter shall be paid in the currency in which they are due and owing.

8.5

If the Borrowers fail to pay any amount due under the currency borrowings on demand BoS may at any time purchase so much of an optional currency as BoS considers necessary or desirable to cover the currency borrowings at the then prevailing BoS spot rate of exchange and the Borrowers shall indemnify BoS against the full cost to BoS (including all costs, charges and expenses) incurred by it in purchasing the relevant optional currency.

8.6

Whenever the “sterling equivalent” of any currency borrowings require to be calculated, it shall be calculated at the BoS spot rate of exchange for such currency on the applicable day at such time as BoS may select.

9.

Acceptance Credits

9.1

BoS will accept and arrange the discounting of bills of exchange (up to in aggregate the Acceptance Credit Limit) drawn by a Borrower. Each bill of exchange must be drawn by a Borrower on BoS, in a format acceptable for rediscount with the Bank of England and must mature at the end of a period of not less than 30 days nor more than 180 days, or on or before the next Review Date (if earlier).

9.2

The face value of such bill will be credited to the relevant Borrower on the date of acceptance after deduction of the acceptance commission and the discount.

9.3

In respect of each bill the Borrowers will be charged:

9.3.1

an acceptance commission of one point two five per cent (1.25%) per annum of the face value of the bill calculated on a daily basis from the date of acceptance of the bill until its date of maturity payable when the bill is accepted; and

9.3.2

a discount being the amount deemed by BoS to be the amount which would be deducted from the face value of the bill for the purposes of ascertaining the purchase price of the bill if that bill were discounted in the London Discount Market at 11 a.m. on the date of acceptance.

9.4

The face value of the bill will be debited to the relevant Borrower on the maturity of the bill and the relevant Borrower shall ensure that there is a sufficient amount made available to BoS to meet the maturing bill.

10.

Termination

Each of the utilisations above including the facilities made available under Clause 2.2 shall immediately cease to be available if BoS makes a demand for payment under Clauses 2.4.2 or 8.2 or gives written notice to the Parent that they are withdrawn.

11.

Other Borrowers

The Working Capital shall not be available to any other person (whether a subsidiary of the Parent or not) unless with the express written agreement of BoS and after having provided BoS with whatever security it requires (such security being to the same extent and on substantially the same terms as the security granted by the other Borrowers) in respect of that person and its assets.

12.

Security

The Working Capital will be secured by the security provided to BoS in accordance with the terms of the Senior Facility Agreement together with any other security given or procured by a Group Company unless expressly excluded and any other security granted by any Group Company in favour of BoS from time to time.

13.

Financial Information

The Borrowers will supply the financial information specified in the Senior Facility Agreement which will also be required by BoS prior to its agreeing to any renewal of the Working Capital.

14.

Obligations

The obligations of each Borrower in relation to the Working Capital are joint and several.

15.

Indemnity

15.1

Each Borrower will at all times on demand indemnify BoS against all Indemnified Events and the Borrowers will pay to BoS the amount of all payments made (whether directly or by way of set-off, counterclaim or otherwise) and all losses, costs or expenses suffered or incurred from time to time by BoS arising under any liability which BoS has incurred under any utilisation of the Working Capital.

15.2

The liability of the Borrowers under Clause 15.1 above shall not be affected by any time being given or by anything being done or not done by BoS.

16.

Notices

Unless otherwise provided for in this letter, all notices or communications to or between the parties will be in writing and:

16.1

will be by first class pre-paid post or by fax transmission, authenticated to the satisfaction of BoS and if by letter, receipt will be deemed forty-eight hours after posting (unless hand delivered and then at time of delivery) and if by fax, when sent (provided a transmission report is received);

16.2

in order to prove that a notice or demand has been made, BoS need only establish that the notice or demand was properly addressed and posted or transmitted;

16.3

if given to BoS, it will be given at the address at the head of this letter or at any other address in the UK which BoS may designate at any time by notice to the Parent;

16.4

if given to the Borrowers, it will be deemed to be duly given if given only to the Parent at the address shown above or at any other UK address that the Parent designates by notice to BoS;

16.5

BoS may rely upon any communication by telephone or fax or purporting to be on behalf of any Borrowers by anyone notified to BoS as being authorised without enquiry as to authority or identity. The Borrowers agree to indemnify BoS against any liability incurred or sustained by BoS as a result.

17.

Fees and Expenses

17.1

The Borrowers will pay to BoS an annual renewal fee (of an amount agreed from time to time between BoS and the Parent) if the Working Capital is renewed at any time hereinafter and bank charges in relation to the Working Capital in accordance with BoS tariff issued to the Borrowers from time to time.

17.2

The Borrowers will pay or reimburse to BoS (on a full indemnity basis) all reasonable legal, accountancy, valuation, due diligence and other fees, costs and expenses or tax charged to or incurred by BoS in connection with this letter and the Security Documents (including the amendment, waiver, enforcement or preservation of BoS rights) on demand.

18.

EMU Compliance

If the introduction of, changeover to or operation of a single or unified currency results in:-

(1)

the currency in which the Working Capital is provided changing or being replaced or BoS (in its reasonable opinion) requiring to amend either this letter or the Security Documents due to changes in price sources for the national currency of any member state of the European Union or the ECU or market conventions relating to the calculation of interest; and/or

(2)

BoS incurring an additional or increased cost in relation to its providing the Working Capital;

then the Borrowers agree that in the case of (1) above, they will permit this letter and/or the Security Documents to be amended to the extent necessary (in the BoS’s reasonable opinion) to reflect those changed circumstances and in the case of (2) above, to indemnify BoS in respect of that additional or increased cost.

19.

Law

This letter will be governed by and construed according to English law and each of the Borrowers submits to the jurisdiction of the English Courts.

Yours faithfully

“Jennifer Alexander”

For and on behalf of
THE GOVERNOR AND COMPANY
OF THE BANK OF SCOTLAND

Agreed and accepted on behalf of
Rodime plc by

“Malcolm McIver” Director

“Colin McGill” Director/Secretary

Date: 10th August 2000

IMPORTANT NOTICE: As with any legally binding agreement, we recommend that you consult your solicitor or other independent legal adviser before accepting this letter.

SCHEDULE 1

DEFINITIONS

“Borrowers” means the Parent, Littlewoods Leisure Marketing Services Limited, Littlewoods Promotions Limited, Littlewoods Lotteries Limited, Littlewoods Competitions Company Limited, Rodime Technologies Limited, Littlewoods of Liverpool Limited, Bet 247 Limited (formerly Littlewoods Leisure Limited), Littlewoods Pools Limited, Littlewoods Leisure Limited (formerly Clearzone Limited) and Littlewoods Isle of Man Limited and each other company which accedes to the terms of this letter and “Borrower” means any of them.

“BoS” means The Governor and Company of the Bank of Scotland and its successors, assignees and transferees.

“Group” means the Parent and its subsidiaries from time to time which is not dormant and “Group Company” is construed accordingly.

“Indemnified Events” means all actions, suits, proceedings, claims, demands, liabilities, costs, expenses, losses, damages and charges whatsoever (except those arising as a result of the gross negligence or wilful misconduct of BoS) which may occur in relation to or arising out of any utilisations of the Working Capital made available by BoS.

“Security Documents” means the security documents provided to BoS as agent and security trustee in accordance with the terms of the Senior Facility Agreement together with any other security granted by any Group Company in favour of BoS from time to time.

“Senior Facility Agreement” means the facility agreement entered into on 10th August 2000 (as amended, varied, supplemented, novated or replaced from time to time) between, inter alia, the Parent and BoS in relation to senior term loan facilities of up to £110,000,000.

“Standard Application Dates” means the last business day in each month or such other dates as BoS may advise the Parent from time to time.

“subsidiary” and “holding company” shall have the meanings given to them in the Senior Facility Agreement.

Interpretation

Any reference in this letter to:-

(1)

statutes, statutory provisions and other legislation shall include all amendments, substitutions, modifications and re-enactments for the time being in force;

(2)

“control” of any company shall be interpreted in accordance with Section 416 of the Income and Corporation Taxes Act 1988;

(3)

“including” shall not be construed as limiting the generality of the words preceding it;

(4)

“a Schedule” shall be construed as a reference to the schedules to this letter;

(5)

any term or phrase defined in the Companies Act 1985 (as amended from time to time) shall bear the same meaning in this letter;

(6)

words importing the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(7)

this letter and to any provisions of it or to any other document referred to in this letter shall be construed as references to it in force for the time being and as amended, varied, supplemented, restated, substituted or novated from time to time;

(8)

a person are to be construed to include references to a corporation, firm, company, partnership, joint venture, unincorporated body of persons, individual or any state or any agency of a state, whether or not a separate legal entity;

(9)

any person are to be construed to include that person's assignees or transferees or successors in title, whether direct or indirect.

Clause headings are for ease of reference only and are not to affect the interpretation of this letter.